Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards

Chief Executive Officer

Telefax: (5411) 4343-7528

investorelations@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS

THIRD QUARTER ENDED SEPTEMBER 30, 2014

Buenos Aires, Argentina, November 5, 2014 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “GFG”) (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the quarter ended on September 30, 2014.

NET INCOME FOR THE QUARTER ENDED SEPTEMBER 30, 2014

•	Net income for the quarter ended on September 30, 2014, amounted to Ps. 931.2 million or Ps. 0.716 per share, equal to Ps. 7.162 per ADS.

•	This result was primarily attributable to the income derived from our interest in Banco de Galicia y Buenos Aires S.A. (the “Bank”) in the amount of Ps. 876.9 million, in Sudamericana Holding S.A. in the amount of Ps. 51.6 million and from the deferred tax adjustment in the amount of Ps. 14.3 million partially offset by administrative and financial expenses of Ps. 29.6 million.

•	During the quarter ended on September 30, 2014, the Bank recorded a net income of Ps. 876.9 million, an increase from the Ps. 525 million recorded during the quarter of ended on September 30, 2013.

•	As of September 30, 2014, the Bank’s market share of loans to the private sector was 8.74%. In terms of deposits from the private sector, the market share was 8.80%.

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•	The table below shows the results per share information, based on Grupo Financiero Galicia’s financial statements.

	In pesos
	FY 2014	FY 2013	Nine months ended as of
Earnings per Share	3rd Q 09/30/14	3rd Q 09/30/13	09/30/14	09/30/13
Total average shares (in thousands)	1,300,265	1,241,407	1,300,265	1,241,407

Total shares outstanding (in thousands)	1,300,265	1,241,407	1,300,265	1,241,407

Book value per share	7.201	4.867	7.201	4.867
Book value per ADS (*)	72.015	48.670	72.015	48.670
Earnings per share	0.716	0.432	1.888	0.964
Earnings per ADS (*)	7.162	4.320	18.882	9.640

(*)	1 ADS = 10 ordinary shares

•	Grupo Financiero Galicia’s net income for the quarter ended September 30, 2014 represents an annualized return of 4.25% on average assets and of 41.78% on average shareholders’ equity.

	Percentajes
	FY 2014	FY 2013	Nine months ended as of
Profitability	3rd Q. 09/30/14	3rd Q. 09/30/13	06/30/14	06/30/13
Return on Average Assets (*)	4.25	3.39	3.88	2.71
Return on Average Shareholders’ Equity (*)	41.78	37.19	40.19	29.69

(*)	annualized

NET INCOME BY BUSINESS

	In millions of pesos
	FY 2014	FY 2013	Nine months ended as of
Net Income by Business	3rd Q 09/30/14	3rd Q 09/30/13	09/30/14	09/30/13
Income from stake in Banco Galicia (100%)	876.9	498.5	2,294.6	1,168.4
Income from stake in Sudamericana Holding (87,5%)	51.6	38.9	155.7	114.1
Income from stake in Galicia Administradora de Fondos S.A. (95%)	12.9	—	20.9	—
Income from stake in other companies	5.1	6.5	12.8	10.0
Deferred tax adjustment in Banco Galicia’s subsidiaries	14.3	11.4	46.3	46.3
Other Income GFG	(29.6)	(19.3)	(75.2)	(142.1)
Income Tax	—	—	—	—

Net Income for the period	931.2	536.0	2,455.1	1,196.7

2	Press Release 3° Q 2014

•	“Income from stake in other companies” includes the results from our interests in Galicia Warrants S.A., Compañía Financiera Argentina S.A. and Net Investment S.A.

•	“Deferred tax adjustment” shows the income tax charge determined by the Bank’s subsidiaries in accordance with the deferred tax method. This adjustment was not made in the Bank’s financial statements because the Argentine Central Bank’s regulations do not contemplate the application of the deferred tax method.

•	“Other income GFG” for the quarter ended September 30, 2014 includes administrative expenses in the amount of Ps. 7.1 million, financial results in the amount of Ps. -22.3 million and other income and expenses in the amount of Ps. -0.2 million.

RECENT DEVELOPMENTS

•	On October 23, 2014 Grupo Financiero Galicia placed Class VI Notes in an aggregate amount of $250,000,000 under the Global Program for the issuance of short-, mid- and/or long-term Notes for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies. Such Notes were issued in two series. The principal amount of Series I reached $ 140,155,155, due in 18 months and accrue a variable rate equal to the Benchmark Rate (BADLAR) plus 3.25%. The principal amount of Series II reached $ 109,844,845, due in 36 months and accrue a variable rate equal to the Benchmark Rate (BADLAR) plus 4.25%. Both series pay interest on a quarterly basis and its principal will be paid upon maturity. Class VI Notes were partially subscribed by Class IV Notes in an aggregate amount of $ 30,997,382.

CONFERENCE CALL

On Friday, November 7, 2014 at 11:00 A.M. Eastern Standard Time (1:00 PM Buenos Aires time), GFG will host a conference call to review this results. Dial-in: 719-325-2323; Password: 9892127

This report is a summary analysis of the Grupo Galicia’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia’s press release (www.bancogalicia.com.ar) and GFG’s financial statements, as well as with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Córdoba and Nasdaq (www.nasdaq.com). Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

			In millions of pesos
	09/30/14	06/30/14	03/31/14	12/31/13	09/30/13
Cash and due from banks	14,477.4	14,688.0	14,238.2	12,560.3	9,665.5
Government and Corporate Securities	10,974.0	10,322.7	6,768.4	3,987.3	5,415.6
Net Loans	61,579.5	58,846.4	55,957.8	55,264.9	49,766.9
Other Receivables Resulting from Financial Brokerage	6,968.6	6,473.0	6,501.5	5,696.1	5,357.1
Equity Investments in other Companies	51.7	57.2	94.0	90.0	77.9
Bank Premises and Equipment, Miscellaneous and Intangible Assets	3,464.4	3,307.4	3,178.0	3,061.9	2,879.2
Other Assets	3,129.1	2,727.3	2,925.9	2,495.3	2,432.7

TOTAL ASSETS	100,644.7	96,422.0	89,663.8	83,155.8	75,594.9

Deposits	59,930.4	58,564.0	55,055.7	51,395.3	47,114.1
Other Liabilities Resulting from Financial Brokerage	24,649.5	23,393.0	20,787.7	19,333.3	17,301.6
Subordinated Negotiable Obligations	1,968.9	1,916.6	1,817.7	1,656.3	1,433.0
Other Liabilities	4,002.7	3,456.2	3,586.4	3,221.7	2,853.3
Minority Interest	729.4	659.6	638.4	602.0	850.4

TOTAL LIABILITIES	91,280.9	87,989.4	81,885.9	76,208.6	69,552.4

SHAREHOLDERS’ EQUITY	9,363.8	8,432.6	7,777.9	6,947.2	6,042.5

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)	4.20	4.58	9.98	3.27	2.62
Wholesale Price Index (%) (**)	4.66	5.18	13.01	3.90	3.40
C.E.R. (%) (**)	4.13	6.33	8.15	2.65	2.59
Exchange Rate ($/U$S) (***)	8.4643	8.1327	8.0098	6.5180	5.7915

(*)	Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**)	Variation within the quarter.
(***)	Last working day of the quarter. Source B.C.R.A. - Comunique “A” 3500 - Reference Exchange Rate

4	Press Release 3° Q 2014

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

			In millions of pesos
Quarter ended as of:	09/30/14	06/30/14	03/31/14	12/31/13	09/30/13	06/30/13
FINANCIAL INCOME	4,884.4	4,944.3	5,055.5	3,971.1	3,412.1	2,947.6

Interest on Cash and Due From Bank	—	—	—	—	—	—
Interest on Loans to the Financial Sector	44.3	46.9	43.2	33.3	27.5	22.6
Interest on Overdrafts	466.4	383.2	318.1	267.1	246.2	203.7
Interest on Notes	890.9	885.4	866.1	772.0	668.3	545.0
Interest on Mortgage Loans	80.6	82.5	79.8	64.3	58.6	45.2
Interest on Pledge Loans	21.2	21.3	20.2	17.7	15.6	13.9
Interest on Credit Card Loans	1,646.6	1,608.4	1,411.1	1,212.4	1,075.5	1,066.1
Interest on Financial Leases	53.3	56.6	55.6	52.0	48.8	43.6
Interest on Other Loans	852.5	931.2	878.6	827.8	775.3	764.0
Net Income from Government and Corporate Securities	803.6	779.2	389.9	296.8	276.1	174.1
Net Income from Options	—	—	—	—	—	—
On Other Receivables Resulting from Financial Brokerage	39.5	58.3	48.4	35.3	23.1	14.9
Net Income from Guaranteed Loans-Decree 1387/01	0.7	1.1	1.1	0.4	0.6	0.4
Adjustment by application of adjusting index	0.3	0.5	0.3	0.3	0.2	0.2
Quotations Differences on Gold and Foreign Currency	—	—	—	—	—	—
Other	-15.5	89.7	943.1	391.7	196.3	53.9

FINANCIAL EXPENSES	2,344.6	2,739.6	2,474.3	1,906.9	1,630.7	1,376.5

Interest on Saving Accounts Deposits	0.5	0.5	0.4	1.1	1.4	1.3
Interest on Time Deposits	1,553.2	1,864.3	1,486.8	1,180.6	995.3	810.9
Interest on Interbank Loans Received (Call Money Loans)	5.0	4.6	8.2	6.5	4.3	2.5
Interest on Loans from Financial Sector	32.7	40.3	31.3	27.2	24.7	23.9
For Other Liabilities resulting from Financial Brokerage	346.0	431.2	345.3	279.0	251.8	232.4
Interest on Subordinated Negotiable Obligations	79.7	75.0	74.1	44.0	40.4	36.7
Other interest	28.9	21.9	9.2	6.8	7.6	7.9
Net Income from Options	—	—	—	—	—	0.9
Adjustment by application of adjusting index	0.1	0.1	0.1	—	-0.2	0.3
Contributions to the Deposit Insurance Fund	25.5	24.0	22.6	20.7	19.1	18.2
Quotations Differences on Gold and Foreign Currency	-66.4	-47.4	135.0	69.7	52.8	15.9
Other	339.4	325.1	361.3	271.3	233.5	225.6

GROSS BROKERAGE MARGIN	2,539.8	2,204.7	2,581.2	2,064.2	1,781.4	1,571.1

PROVISIONS FOR LOAN LOSSES	645.2	566.5	682.0	508.3	392.3	434.7

INCOME FROM SERVICES, NET	1,576.7	1,343.4	1,179.3	1,169.2	1,108.3	1,046.6

INCOME FROM INSURANCE ACTIVITIES	301.4	302.0	265.2	228.0	230.4	239.5

ADMINISTRATIVE EXPENSES	2,355.5	2,291.2	2,051.9	1,981.6	1,903.3	1,849.5

Personnel Expenses	1,329.0	1,303.8	1,185.8	1,156.3	1,063.1	1,053.5
Directors’ and Syndics’ Fees	20.4	22.0	18.3	17.8	15.9	16.9
Other Fees	62.6	54.2	44.6	40.2	75.4	65.7
Advertising and Publicity	107.1	118.5	83.9	90.6	106.4	104.6
Taxes	224.1	205.8	182.8	167.2	155.7	153.4
Depreciation of Premises and Equipment	44.0	41.8	40.9	40.2	39.5	37.9
Amortization of Organization and Development Expenses	83.1	77.6	70.9	62.7	63.9	63.0
Other Operating Expenses	278.1	279.6	262.5	242.6	233.0	220.2
Other	207.1	187.9	162.2	164.0	150.4	134.3

MINORITY INTEREST	-69.8	-46.5	-36.5	-39.3	-68.9	-51.2

INCOME FROM EQUITY INVESTMENTS	111.7	23.2	28.1	26.2	53.3	25.3

NET OTHER INCOME	93.4	128.1	105.1	96.5	45.0	87.7

INCOME TAX	621.3	404.0	557.8	427.9	317.9	273.0

NET INCOME	931.2	693.2	830.7	627.0	536.0	361.8

(*)	Grupo Financiero Galicia, consolidated with subsidiary companies (Art.33 - Law 19550).

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